WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

April 13, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Amendment No. 5 to Registration Statement on Form 10
Filed March 11, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 24, 2010. We have reproduced the Staff’s comments for your convenience and have followed each comment with our response. References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement on Form 10 referenced above.

1.
Please note that we may have further comments regarding this registration statement after you respond to our comment letters dated March 1 and 5, 2010 regarding your amended Form 8-K filed February 10, 2010. We will also continue to evaluate your response to prior comment 2 after you respond those letters.

Item 1. Business, page 1

2.
Please expand your response to the second bullet point of the second comment numbered 2 in your letter dated March 11, 2010 to address the relationships between the entity that originally filed this registration statement in December 2008, its affiliates and OneUp and New Castle.

Geoffrey Kruczek
Securities and Exchange Commission
April 13, 2010

Response: The following is a description of such relationships:

Remark Enterprises and OneUp Innovations

The relationship between Remark and OneUp first began on or about December 12, 2008, when OneUp was introduced to Hope Capital, a shareholder of Remark, by Downshire Capital for purposes of raising capital for OneUp. Downshire Capital and OneUp were introduced on or about October 28, 2008 by an investment company that had a prior business relationship with Downshire Capital and that had been contacted by OneUp for services in connection with raising capital for OneUp. On or about December 15, 2008, Remark began its due diligence review of OneUp Innovations for the then-potential merger, and OneUp began its due diligence review of Remark and the shareholders of Remark, consisting at that time of Hope Capital and Lawrence Rothberg. On or about December 18, 2008, Remark began considering terms of a non-binding letter of intent to merge with OneUp Innovations, which letter of intent was executed on December 22, 2008 and which merger closed on June 26, 2009. Upon the merger, OneUp became the wholly owned subsidiary of Liberator (the new name of Remark following the merger). As of today, there is no relationship between Liberator and OneUp as a result of the merger between Liberator and WES, which resulted in Liberator having merged out, WES being the surviving entity, and OneUp being the wholly owned subsidiary of WES.

Remark Enterprises and New Castle

Mr. Kramer, the sole shareholder of Hope Capital, first met New Castle on or about June 16, 2008 at a charity event in New York. Mr. Kramer introduced Remark to New Castle, and on or about December 18, 2008, Remark and New Castle began discussions of a possible financing using New Castle’s services. The financing closed on June 26, 2009 in connection with the merger between Remark and OneUp. Pursuant to the terms of the engagement agreement between Remark and New Castle, Remark issued to New Castle shares of common stock and a warrant to purchase shares of common stock. Prior to this engagement, Remark did not have a relationship with New Castle. The engagement of New Castle terminated by the terms of the engagement letter on September 30, 2009. WES engaged New Castle for its services in connection with a private placement that closed on January 29, 2010, and, currently, New Castle is a shareholder and warrant holder of WES.

Lawrence Rothberg and OneUp Innovations

There was no relationship between Mr. Rothberg and OneUp other than the connection between the two that first began on or about December 12, 2008, when OneUp was introduced to Remark and Hope Capital, a shareholder of Remark, for purposes of the merger that closed on June 26, 2009. Mr. Rothberg was a minority shareholder of Remark and its sole officer and director. In connection with the merger, Mr. Rothberg resigned as Remark’s sole officer and director. He remained a shareholder of Liberator (the new name of Remark following the merger). Upon his resignation, no relationship has formed between Mr. Rothberg and OneUp other than as a shareholder of OneUp’s parent.

Geoffrey Kruczek
Securities and Exchange Commission
April 13, 2010

Lawrence Rothberg and New Castle

There was no relationship between Mr. Rothberg and New Castle prior to December 12, 2008, which is the date the connection between the two first began when OneUp was introduced to Remark and Hope Capital, a shareholder of Remark, for purposes of the merger that closed on June 26, 2009. Mr. Rothberg was a minority shareholder of Remark and its sole officer and director. In connection with the merger, Mr. Rothberg resigned as Remark’s sole officer and director. Upon his resignation, no relationship has formed between Mr. Rothberg and New Castle.

Hope Capital and OneUp Innovations

The relationship between Hope Capital and OneUp first began on or about December 12, 2008, when they were introduced by Downshire Capital for purposes of the merger between OneUp and Remark that closed on June 26, 2009. As a result of the merger, the relationship continued as Hope Capital remained a shareholder, warrant holder, and note holder of Liberator (the new name of Remark following the merger), which wholly owned OneUp. On or about July 20, 2009, Hope Capital introduced Liberator to WES Consulting as a possible merger candidate. Hope Capital loaned $250,000 to Liberator for the purchase of Belmont Partners’ controlling interest in WES that closed September 2, 2009.

Hope Capital and New Castle

The sole shareholder of Hope Capital is Curt Kramer. There was no relationship between Hope Capital and New Castle, or Mr. Kramer and New Castle, prior to December 12, 2008, which is the date the connection between Hope Capital and New Castle, and Mr. Kramer and New Castle, first began when OneUp was introduced to Hope Capital by Downshire Capital for purposes of the merger that closed on June 26, 2009.

Mr. Kramer was introduced to New Castle on or about June 16, 2008 at a charity event in New York. Prior to such date, there was no relationship between Hope Capital and New Castle. Subsequent to that date, the only relationship between Hope Capital and New Castle was the mutual link to Liberator, with Hope Capital a shareholder, a warrant holder, and a note holder and New Castle a shareholder and warrant holder.

OneUp Innovations and New Castle

The relationship between OneUp and New Castle began around January 5, 2009 in connection with Remark’s contemplated financing for which New Castle was ultimately engaged. On or about January 5, 2009, New Castle began its due diligence review of OneUp in connection with the financing. After the June 26, 2009 merger and financing, there was no relationship between OneUp and New Castle.

3.
From your response 2 and 3 under your response to prior comment 3, it remains unclear on what authority you relied for your conclusion that the transaction with OneUp was not required to be disclosed in this Form 10 by the time that the Form 10 became effective. It is similarly unclear on what authority you relied to not file the executed letter of intent as an exhibit to the Form 10 by the time the Form 10 became effective. Please refer to the acknowledgements mentioned at the end of this letter that you include wit your responses to our comments.

Geoffrey Kruczek
Securities and Exchange Commission
April 13, 2010

Response: We re-evaluated the requirement for disclosure of the OneUp transaction by the time the Form 10 became effective, and we now believe that the Form 10 should have included such disclosures at that time. We also re-evaluated the materiality of the letter of intent and have filed the letter of intent as Exhibit 10.21 to the Form 10.

Item 4. Security Ownership…, page 12

4.
Please expand response 5 in your letter to tell us when the affiliates of the entity that originally filed this Form 10 filed reports per Section 16 of the Exchange Act. If those affiliates did not file reports per Section 16, please tell us where you disclosed any failure to file such reports in a Form 10-K per Regulation S-K Item 405.

Response: WES’ understanding is that those affiliates have not filed reports per Section 16 of the Exchange Act. We will amend Liberator’s Form 10-K to disclose such failures to file.

Item 11. Description of Registrant’s Securities to be Registered, page 18

5.	Please reconcile the information in this section with the statements on the cover page that no class of securities is to be registered.

Response: The cover page has been amended to indicate that Liberator’s common stock was registered under Section 12(g) of the Exchange Act as of the date of effectiveness of the Form 10.

Exhibits

6.
Your response 9 under your response to prior comment 3 indicates that “Exhibit B” to the document currently filed as Exhibit 10.1 is included as Exhibit B to the document filed as Exhibit 10.2. Exhibit 10.2 appears to relate to “New Castle Indemnification Provisions.” This appears to be different from the subject matter of Exhibit B to Exhibit 10.1 because the text of Exhibit 10.1 indicates that Exhibit B relates to the terms of the “contemplated” financing for which New Castle was retained. Please revise or advise.

Response: To clarify our prior response 9, Exhibit B to the document filed as Exhibit 10.1 was supposed to have been removed in the executed copy of Exhibit 10.1, and all references in Exhibit 10.1 to “Exhibit B” were to have been removed prior to execution. The document filed as Exhibit 10.1, however, was executed before Exhibit B and the references to Exhibit B were removed from the document. Exhibit B to the document filed as Exhibit 10.2 is not the same exhibit referenced as Exhibit B in the document filed as Exhibit 10.1, and we did not mean to suggest that the two Exhibit B’s were the same document.

*          *          *

Geoffrey Kruczek
Securities and Exchange Commission
April 13, 2010

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer

cc:	Peter Hogan, Esq., Richardson & Patel LLP
Jamie H. Kim, Esq., Richardson & Patel LLP